Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 20, 2017 to Prospectus dated December 19, 2014

Registration No. 333-201149

DOMINION RESOURCES, INC.

FINAL TERM SHEET

March 21, 2017

2015 Series B 3.90% Senior Notes due 2025

Issuer:	Dominion Resources, Inc.

Principal Amount:	$100,000,000 (Reopening of notes issued on September 24, 2015)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable outlook)/ BBB (stable outlook)/ BBB+ (stable outlook)

Trade Date:	March 21, 2017

Settlement Date (T+4)**:	March 27, 2017

Final Maturity Date:	October 1, 2025

Interest Payment Dates:	April 1 and October 1

First Interest Payment Date:	April 1, 2017

Optional Redemption:	Make Whole Call at T+ 25 bps prior to July 1, 2025; Par Call on or after July 1, 2025

Treasury Benchmark:	2.25% due February 15, 2027

Benchmark Yield:	2.488%

Spread to Benchmark:	+119 bps

Reoffer Yield:	3.678%

Coupon:	3.90%

Price to Public:	101.572%, plus accrued interest from, and including, October 1, 2016 to, but excluding, March 27, 2017. The total amount of accrued interest on March 27, 2017 will be $1,906,666.67.

Proceeds to the Company Before Expenses:	100.947%, plus accrued interest from, and including, October 1, 2016 to, but excluding, March 27, 2017.

CUSIP/ISIN:	25746U CE7/US25746 UCE73

Sole Bookrunner:	Morgan Stanley & Co. International plc

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Morgan Stanley & Co. International plc        1-866-718-1649 (toll free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.